PRO FORMA COMBINED STATEMENT OF OPERATIONS  (UNAUDITED)             Exhibit 2.4

MAXIM PHARMACEUTICALS, INC. AND SUBSIDIARY (A DEVELOPMENT STAGE COMPANY)



                                                                   NINE MONTHS ENDED JUNE 30, 2000
                                                                   -------------------------------
                                                          MAXIM
                                                     PHARMACEUTICALS,    CYTOVIA,
                                                           INC.            INC.         ADJUSTMENTS       PRO FORMA
                                                           ----            ----         -----------       ---------

Research and collaboration revenue                    $    427,750    $          -                      $    427,750
Operating expenses:
     Research and development                           27,530,084       6,516,368                        34,046,452
     Marketing and business
        development                                      2,420,008                                         2,420,008
     General and administrative                          3,080,365       2,681,891                         5,762,256
     Amortization of goodwill and intangible assets              -               -       1,914,608(2)      1,914,608
                                                      ------------    ------------    ------------       ------------
        Total operating expenses                        33,030,457       9,198,259       1,914,608        44,143,324
 Other income (expense):
     Investment income                                   4,852,049                                         4,852,049
     Gain on sale of assets                              2,146,502                                         2,146,502
     Interest expense                                      (51,503)         (9,144)                          (60,647)
     Other income                                           10,263                                            10,263
                                                      ------------    ------------    ------------       ------------
        Total other income (expense)                     6,957,311          (9,144)              -         6,948,167
                                                      ------------    ------------    ------------       ------------
 Net loss before preferred stock dividends             (25,645,396)     (9,207,403)     (1,914,608)      (36,767,407)
                                                      ============    ============    ============      ============
    Dividends on preferred stock                         5,012,839               -                         5,012,839
                                                      ------------    ------------    ------------       ------------
 Net loss applicable to common stock                  $(30,658,235)   $ (9,207,403)   $ (1,914,608)     $(41,780,246)
                                                      ============    ============    ============      ============
Basic and diluted net loss per share of
    common stock                                      $      (1.87)                                     $      (2.34)
                                                      ============                    ============      ============
Shares used in per share calculation                    16,383,642                       1,449,533        17,833,175
                                                      ============                    ============      ============

SEE ACCOMPANYING NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS.

PRO FORMA COMBINED STATEMENT OF OPERATIONS  (UNAUDITED)

MAXIM PHARMACEUTICALS, INC. AND SUBSIDIARY (A DEVELOPMENT STAGE COMPANY)



                                                                           YEAR ENDED SEPTEMBER 30, 1999
                                                                           -----------------------------
                                                             MAXIM
                                                        PHARMACEUTICALS,       CYTOVIA,
                                                              INC.              INC.         ADJUSTMENTS     PRO FORMA
                                                              ----              ----         -----------     ---------

Research and collaboration revenue                      $    1,077,800     $           -                     $  1,077,800
Operating expenses:
     Research and development                               36,637,714         4,490,978                       41,128,692
     Marketing and business
        development                                          1,682,664                                          1,682,664
     General and administrative                              2,880,647         1,940,337                        4,820,984
     Amortization of goodwill and intangible assets                  -                 -       2,552,810(2)     2,552,810
                                                        --------------     -------------   -------------     ------------
        Total operating expenses                            41,201,025         6,431,315       2,552,810       50,185,150
 Other income (expense):
     Investment income                                       1,023,013           396,595                        1,419,608
     Interest expense                                         (146,056)         (153,138)                        (299,194)
     Other income                                               19,918                 2                           19,920
                                                        --------------     -------------   -------------     ------------
        Total other income (expense)                           896,875           243,459               -        1,140,334
                                                        --------------     -------------   -------------     ------------
 Net loss before preferred stock dividends                 (39,226,350)       (6,187,856)     (2,552,810)     (47,967,016)
                                                        ==============     =============   =============     ============
    Dividends on preferred stock                               482,844                 -                          482,844
                                                        --------------     -------------   -------------     ------------
 Net loss applicable to common stock                    $  (39,709,194)    $  (6,187,856)  $  (2,552,810)    $(48,449,860)
                                                        ==============     =============   =============     ============
Basic and diluted net loss per share of
    common stock                                                ($3.94)                                            ($4.17)
                                                        ==============                     =============     ============
Shares used in per share calculation                        10,078,765                         1,533,486       11,612,251
                                                        ==============                     =============     ============

SEE ACCOMPANYING NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS.

NOTES TO PRO FORMA COMBINED FINANCIAL STATEMENTS (UNAUDITED)

MAXIM PHARMACEUTICALS, INC. AND SUBSIDIARY (A DEVELOPMENT STAGE COMPANY)

1.       BASIS OF PRESENTATION

On June 16, 2000 the Company acquired all of the outstanding capital stock of Cytovia, Inc. ("Cytovia"), a privately held biopharmaceutical research company focused on the discovery and development of caspase inhibitors and activators, novel drugs that modulate programmed cell death. The transaction was accounted for as a purchase. The total purchase price was approximately $77.6 million, representing the value of the 1,533,486 shares of stock of the Company issued to effect the purchase, the value of the vested and unvested options and warrants assumed at the closing date and estimated transaction costs. The preliminary allocation of the purchase price to intangible assets, based on the estimated fair values of the acquired assets and assumed liabilities and an independent appraisal of intangible assets, consists of the following:

         Goodwill..............................................  $36,045,155
         Assembled workforce...................................      749,000
         In-process technology.................................   42,300,000
                                                                 -----------
            Total allocated to intangibles.....................  $79,094,155
                                                                 ===========

The Company expects to finalize the purchase price allocation within one year and does not anticipate material adjustments to the preliminary purchase price allocation. Amounts allocated to goodwill and assembled workforce are amortized on a straight-line basis over their estimated useful lives of 15 years and 5 years, respectively.

Purchased in-process technology was expensed upon acquisition because technological feasibility had not been established and no further alternative uses existed. The value of in-process technology was calculated by identifying research projects in areas for which technological feasibility had not been established, estimating the costs to develop the purchased in-process technology into commercially viable products, estimating the resulting net cash flows from such products, discounting the net cash flows to present value, and applying the reduced percentage completion of the projects thereto. The discount rate used in the analysis was 40% and was based on the risk profile of the acquired assets.

All purchased research and development projects related to Cytovia's family of drug candidate compounds that serve as inhibitors and activators of caspases, key enzymes that modulate and carry out the cellular signaling pathways involved in programmed cell death, also known as apoptosis. The purchased research and development projects relate to the use of these compounds to induce apoptosis as a method of treating certain cancers, or to prevent apoptosis as a method of treating certain degenerative diseases such as myocardial infarction or the side effects of chemotherapy and radiation therapy in cancer patients. Key assumptions used in the analysis of the chemotherapeutic agent included gross margins averaging approximately 80%. As of the date of the acquisition, the projects were expected to be completed and commercially available in the U.S. between 2004 to 2007 depending upon the specific disease target, with an estimated net cost to complete totaling approximately $150 million.

The major risk associated with the timely completion and commercialization of these products is the ability to confirm the safety and efficacy of the technology based on the data of long-term clinical trials. If these projects are not successfully developed, the future value of the technologies may be adversely affected. Additionally, the value of the other intangible assets acquired may become impaired.

The Company believes that the assumptions used to value the acquired intangibles were reasonable at the time of the acquisition. No assurance can be given, however, that the underlying assumptions used to estimate expected project revenues, development costs or profitability, or the events associated with such projects, will transpire as estimated. For these reasons, among others, actual results may vary from the projected results.

2.       PRO FORMA ADJUSTMENTS

Pro forma balances reflect amortization of assembled workforce and goodwill over their estimated useful lives of 5 years and 15 years, respectively, as if the acquisition had occurred as of the beginning of the periods presented. The $42.3 million allocated to in-process technology was expensed in the third quarter of fiscal 2000 and has not been included in the unaudited pro forma consolidated statements of operations as it is a nonrecurring expense.